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SEC FILE NUMBER

CUSIP NUMBER

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 0-24363____

NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [x ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: March 31, 2005

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

_______________________________________________________________________

_______________________________________________________________________

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PART I

REGISTRANT INFORMATION

Interplay Entertainment Corp.

_______________________________________________________________________

Full name of registrant

_______________________________________________________________________

Former name if applicable

1682 Langley Avenue

_______________________________________________________________________

Address of principal executive office (STREET AND NUMBER)

Irvine , CA 92614

_______________________________________________________________________

City, state and zip code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Interplay Entertainment Corp.'s Form 10-Q for the period ended March 31,2005, could not be filed within the prescribed time period because of a late start in work on the quarter ended March 31, 2005 reporting process due to the delay in completing the Annual Report on Form 10-K for the year ended December 31, 2004 and the transition following the appointment of new auditors. As a result, certain information and data relating to and necessary for the accurate completion of Interplay Entertainment Corp.'s financial statements and management's discussion and analysis of financial


condition and results of operation could not be obtained by Interplay Entertainment Corp. within such time period without unreasonable effort or expense.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Herve Caen 310-432-1958

(Name) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ ] Yes [ x ] No

Annual Report on Form 10-K for period ended December 31, 2004

______________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[x] Yes [] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of September 30, 2004, Interplay Entertainment Corp. had a working capital deficit of approximately $17 million, and its cash balance was $71,000. In addition, $60,000 of its $71,000 cash balance was in Japan and unavailable to Interplay Entertainment Corp. Interplay Entertainment Corp. currently has no cash reserves and is unable to pay current liabilities. Interplay Entertainment Corp. cannot continue in its current form without obtaining additional financing.

There has been a significant reduction of employees from the corresponding period in the last fiscal year from over 100 employees to about 5 employees as of March 31,2005 which had and could continue to have a material harmful effect.

Interplay Entertainment Corp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 13, 2005 /s/ Herve Caen

By: Herve Caen

Chief Executive Officer

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INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.